UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Time Warner Telecom Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
887319101
(CUSIP Number)
October 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	887319101

1	NAMES OF REPORTING PERSONS: Xspedius Management Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-3064418

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,341,816

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

12,341,816

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,341,816

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	887319101

1	NAMES OF REPORTING PERSONS: James Monroe III

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,341,816

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

12,341,816

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,341,816

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.
(a)	Name of Issuer: Time Warner Telecom Inc.

(b)	Address of Issuer’s Principal Executive Offices: 10475 Park Meadows Drive Littleton, CO 80124
Item 2.
(a)	Name of Person Filing:

Xspedius Management Co., LLC James Monroe III

(b)	Address of Principal Business Office or, if none, Residence:

Xspedius Management Co., LLC 1735 19th Street Denver, CO 80202

James Monroe III 1735 19th Street Denver, CO 80202

(c)	Citizenship:

Xspedius Management Co., LLC: Delaware James Monroe III: United States of America

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 887319101
Item 3. Type of Reporting Person.
Not applicable.
Item 4. Ownership.
(a)	Amount of beneficially owned: See Item 9 of cover page.

(b)	Percent of class: See Item 11 of cover page.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover page.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Jay Monroe III indirectly controls Xspedius Management Co., LLC and, therefore, is deemed the beneficial owner of shares held by this entity.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 9, 2006

XSPEDIUS MANAGEMENT CO., LLC

By:	/s/ James Monroe III
James Monroe III
Manager

/s/ James Monroe III

James Monroe III

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated November 9, 2006, by and between Xspedius Management Co., LLC and James Monroe III

Exhibit 2	Power of Attorney, dated November 9, 2006, Xspedius Management Co., LLC

Exhibit 3	Power of Attorney, dated November 9, 2006, James Monroe III

EXHIBIT 1
Joint Filing Agreement
     We, the signatories of this statement on Schedule 13G filed with respect to the Common Stock of Time Warner Telecom Inc., to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.
Dated November 9, 2006

XSPEDIUS MANAGEMENT CO., LLC

By:	/s/ James Monroe III
James Monroe III
Manager

/s/ James Monroe III

James Monroe III

EXHIBIT 2
Power of Attorney
     Xspedius Management Co., LLC, a Delaware limited liability corporation whose address is 1735 19th Street, Denver, Colorado 80202 (the “Company”), hereby appoints Richard S. Roberts, Patricia O. Lowry and Bridget C. Hoffman, or any of them, as its true and lawful attorney-in-fact to sign on its behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by the Company pursuant to Section 13 of the Securities and Exchange Act of 1934 and related to Time Warner Telecom Inc.
     IN WITNESS WHEREOF, the undersigned officer of the Company has hereunto set his or her hand this 9th day of November, 2006.

XSPEDIUS MANAGEMENT CO., LLC

By:	/s/ James Monroe III
James Monroe III
Manager

EXHIBIT 3
Power of Attorney
     I, James Monroe III, do hereby appoint Richard S. Roberts, Patricia O. Lowry and Bridget C. Hoffman, or any of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13 of the Securities and Exchange Act of 1934 and related to Time Warner Telecom Inc.
     IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of November, 2006.

/s/ James Monroe III
James Monroe III